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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934


                       Anchor Pacific Underwriters, Inc.
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                                (Name of Issuer)

            Common Stock, $0.02 par value per share ("Common Stock")
                         (Title of Class of Securities)

                            Common Stock:  033066101
                            ------------------------
                                 (CUSIP Number)

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

(1) Name of reporting persons                   Guarantee Life Insurance Company
    S.S. or I.R.S. identification nos. of above persons             47-0179235
                                                                    -----------
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(2) Check the appropriate box if a         (a) [ ]
    member of a group (SEE INSTRUCTIONS)   (b) [ ]
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(3) SEC USE ONLY
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(4) Citizenship or place of organization   Nebraska stock life insurance company
                                           -------------------------------------
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     Number of shares       (5)  Sole voting power  672,444
       beneficially         ----------------------------------------------------
      owned by each         (6)  Shared voting power
        reporting           ----------------------------------------------------
       person with:         (7)  Sole dispositive power 672,444
                            ----------------------------------------------------
                            (8)  Shared dispositive power
                            ----------------------------------------------------

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(9) Aggregate amount beneficially owned by each reporting person   672,444
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(10) Check if the aggregate amount in row (9) excludes certain shares [ ]
     (SEE INSTRUCTIONS)
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(11) Percent of class represented by amount in row (9)  15.3%
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(12) Type of reporting person (SEE INSTRUCTIONS) Insurance Company
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     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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     ITEM 1(A).  NAME OF ISSUER.  Anchor Pacific Underwriters, Inc.

     ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES. 1800 Sutter Street, Suite 400, Concord, California 94524

     ITEM 2(A).  NAME OF PERSON FILING.  Guarantee Life Insurance Company

     ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE. Guarantee Centre, 8801 Indian Hills Drive, Omaha, Nebraska 68114

     ITEM 2(C).  CITIZENSHIP.  Nebraska stock life insurance company

     ITEM 2(D). TITLE OF CLASS OF SECURITIES. Common Stock, $0.02 par value per share ("Common Stock")

     ITEM 2(E).  CUSIP NO. Common Stock:  033066101

     ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A

     (a) [    ] Broker or Dealer registered under section 15 of the Act
     (b) [    ] Bank as defined in section 3(a)(6) of the Act
     (c) [ X  ] Insurance Company as defined in section 3(a)(19) of the Act
     (d) [    ] Investment Company registered under section 8 of the Investment
                Company Act
     (e) [    ] Investment Adviser registered under section 203 of the
                Investment Advisers Act of 1940
     (f) [    ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
     (g) [    ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G)
                (Note: See Item 7)
     (h) [    ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

     ITEM 4.  OWNERSHIP

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

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     (a) Amount Beneficially Owned:  672,444 shares of Common Stock

     (b) Percent of Class:  15.3% of the Common Stock

     (c) Number of shares as to which such person has:

         (i)    sole power to vote or to direct the vote    672,444
                                                         -------------

         (ii)   shared power to vote or to direct the vote ____________

         (iii)  sole power to dispose or to direct the disposition of  672,444
                                                                     ----------

         (iv)   shared power to dispose or to direct the disposition of _______

     ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following [    ].

     ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

     ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

     ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the

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group.  If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

     ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

     ITEM 10.  CERTIFICATION

     The following certification is hereby included:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:  February 3, 1997     /s/ David L. Bomberger
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                             David L. Bomberger
                             Senior Vice President-Investment Division
                                and Treasurer
                             Guarantee Life Insurance Company

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